EXHIBIT (A)(21)













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                         OFFER TO PURCHASE ENDESA SHARES


DUKE ENERGY CORPORATION publicly announced its intent to take control of Endesa through the purchase of 51% of the outstanding shares of such company. In order to achieve this objective it has launched through Duke Energy International an offer to purchase in Chile, from Chilean shareholders, for up to 3,680.9 million shares (44.48%) and another in the United States (Tender Offer) for up to 501.9 million shares (6.12%) directed towards foreign shareholders.

BANCHILE has been the Stock Exchange Broker hired by Duke to carry out the purchase of the shares of Endesa in Chile, which will materialize through an Auction to take place on a stock exchange in Chile on a date to be informed further on, put that is assumed should take place during the last days of April. In this connection, Banchile shall be in charge of managing the commercial and operative aspects of the offer, receiving the sales orders and implementing the purchase of the securities in the auction.

ENDESA is a company with 8,201 million issued shares, which are distributed among approximately 43,000 shareholders. Pursuant to information available as of February 25, 1999, the AFPs own jointly considered a total of 2,250 million shares (27.51%), while Enersis jointly considered with Inmobiliaria Manso de Velasco own 2,070 million shares (25.28%), the ADR holders have 13.61% of the shares and other big investors own 5.32%. The remaining 28.28% is formed by approximately 42,900 minority shareholders distributed along the country.


CHARACTERISTICS OF THE PURCHASE OF SHARES OFFER (PSO)

Duke offers to purchase in Chile, from Chilean shareholders, a total of 3,680,947,436 shares at a price of CH$ 250 PER SHARE.

These 250 pesos paid per share represent a premium of 51% over the price of 165 pesos per share, which is the average value during the month of November of 1998, when the intent of Duke to take control of Endesa and the intent of Enersis to sell its participation in Endesa was not yet known.

Also, the 250 pesos per share mean a premium of 19% over the 210 pesos per share existing as of March 1, 1999.


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In the event that there are offers for sale that exceed the total number of shares which Duke has offered to buy, the latter will purchase shares PRORATE to the number of shares each shareholder has decided to sell. This means that not all the shares ordered to sell by a shareholder could be actually purchased by Duke. The prorate system guarantees fairness conditions for all shareholders, regardless of the number of securities they may own.

The shares that may possibly remain in the hands of the shareholders, as a result of the prorate system being applied, will enable [the shareholders] to associate themselves with a great company such as Duke, which has stated that Endesa will be a key player in its expansion in Latin America. Duke will be able contribute financial, technical and human resources to the development of Endesa.


RECEPTION OF SALES ORDERS

         Banchile is receiving from shareholders of Endesa the sales orders for their shares as of March 4 and up to 12 hours of the fifth stock exchange working day prior to the auction date.


The shares offered for sale must be entirely paid for, free of liens, prohibitions, claims, etc.

The sales offer shall be revocable up to 18 hours of the second stock exchange working day prior to the Auction date.


CONDITIONS TO CARRY OUT THE AUCTION

         It is an essential condition to carry out the Auction that, previously, an Extraordinary Shareholders Meeting of Endesa, to take place next April 8, approves the increase in the maximum ownership concentration level of Endesa from 26% to 65%. Once the aforementioned condition actually takes place, Duke shall publish within the 10 stock exchange working days that follow the legalization of the bylaws, an advertisement in the El Mercurio newspaper informing of such circumstance and fixing the date for the Auction, which must take place within the next 10 stock exchange working days as of the date of publication of such advertisement.


It is also a condition that there be sales offers in Chile for at least 3,680.9 million. This condition, however, may be waived by Duke at its sole discretion.

In the event that the auction is suspended, Banchile shall deliver the shares within the 7 working days term that follows the date of the suspension of the auction.


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WHO IS DUKE ENERGY CORPORATION?

         Duke Energy Corporation is a global energy company that has activities in more than 50 countries in the areas of production, commercialization and transportation of energy, as well as in the provision of power energy services. In the United States, the Duke Energy companies provide electrical services to clients in North Carolina and South Carolina, operate interstate gas pipelines for the delivery of natural gas to various regions of the country, and are leaders in the commercialization of electricity, natural gas and liquids from natural gas. In the United States, Duke Power operates nuclear, coal and hydroelectric plants for the generation of energy with an installed capacity of 18,000 MW and sales of 82,000 Gwh. Also, the Duke Energy companies carry out promotion activities for real estate, communications and water supply public services.


Duke Energy Corporation is a company which shares are traded in the New York Stock Exchange, reaching a stock exchange value of US$ 23,000 millions. During 1998, it reached a sales level of US$ 17,610 millions and a profit of US$ 1,252 millions. As of December 1998, its assets had a value of US$ 26,806 millions, with a level of debt of US$ 7,168 millions and a net worth of US$ 8,150 millions. It has more than 150,000 shareholders, among which it can be noted the presence of mutual funds managed by American companies such as Fidelity Management and Research with a little less than 4% of the property, Putnam Investment Management with a 3.6% and BCW Barclay Global Investors with a 2.7%. Recently, Duke Energy Corporation was qualified as the most admired gas and energy utility of the United States.


                              For more information,
        to consult operational aspects and places for your service, call

                                  800 20 28 20


More details on the transaction as well as other conditions for the auction to take place, are on the Notice of Purchase Offer of Shares of Empresa Nacional de Electricidad S.A. in Auction, published on the El Mercurio newspaper, on February 25, 1999 and which you can find on the internet page www.banchile.cl



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